UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

NORTHERN OIL AND GAS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

665531109

(CUSIP Number)

Paul A. Jorge

TRT Holdings, Inc.

4001 Maple Ave.

Suite 600

Dallas, Texas 75219

214-283-8500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 5, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 665531109

1.	Names of Reporting Person: TRT Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,169,741

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 7,169,741

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,169,741

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.7%(1)

14.	Type of Reporting Person (See Instructions) CO

(1)   Based on 66,823,480 shares of Common Stock  issued and outstanding as of January 31, 2018, as set forth in the Exchange Agreement.

CUSIP No. 665531109

1.	Names of Reporting Person: Cresta Investments, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,947,921

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 3,947,921

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,947,921

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.9%(1)

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)   Based on 66,823,480 shares of Common Stock issued and outstanding as of January 1, 2018, as set forth in the Exchange Agreement.

CUSIP No. 665531109

1.	Names of Reporting Person: Cresta Greenwood, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,344,223

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,344,223

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,344,223

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.0%(1)

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)   Based on 66,823,480 shares of Common Stock issued and outstanding as of January 1, 2018, as set forth in the Exchange Agreement.

CUSIP No. 665531109

1.	Names of Reporting Person: Robert B. Rowling

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,461,885

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 12,461,885

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,461,885

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.6%(1)

14.	Type of Reporting Person (See Instructions) IN

(1)   Based on 66,823,480 shares of Common Stock issued and outstanding as of January 31, 2018, as set forth in the Exchange Agreement.

CUSIP No. 665531109

The Schedule 13D filed on December 8, 2014 by TRT Holdings, Inc. (“TRT Holdings”), Cresta Investments, LLC (“Cresta Investments”), Cresta Greenwood, LLC (“Cresta Greenwood”) and Robert B. Rowling (“Mr. Rowling” and, collectively with TRT Holdings, Cresta Investments and Cresta Greenwood, the “Reporting Persons”) relating to the common stock, par value $0.001 per share (the “Common Stock”), of Northern Oil and Gas, Inc., a Minnesota corporation (the “Issuer”), as amended by Amendment No. 1 filed on January 5, 2015, Amendment No. 2 filed on December 11, 2015, Amendment No. 3 filed on January 15, 2016, Amendment No. 4 filed on January 22, 2016, Amendment No. 5 filed on February 5, 2016, Amendment No. 6 filed on February 16, 2016, Amendment No. 7 filed on February 24, 2016, Amendment No. 8 filed on August 11, 2016, Amendment No. 9 filed on January 27, 2017, Amendment No. 10 filed on October 20, 2017 and Amendment No 11 filed on November 14, 2017 (the “Schedule 13D”), is hereby amended and supplemented as set forth below by this Amendment No. 12 to the Schedule 13D.

Item 4.                       Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented with the following:

On January 31, 2018, certain of the Reporting Persons and certain other holders (collectively, the “Supporting Noteholders”) of the Issuer’s 8.00% senior notes due June 1, 2020 (the “Notes”) and the Issuer entered into an exchange agreements (the “Exchange Agreement”) whereby, inter alia and pursuant to the terms of the Exchange Agreement, each Supporting Noteholder and certain of the Reporting Persons will transfer to the Issuer, and the Issuer shall acquire, directly or indirectly, all of the Notes held by such persons ($496,683,000 aggregate principal amount of Notes) in exchange for shares of Common Stock (the “Shares”), and new senior secured second lien notes (the “Second Lien Notes”) (such proposed exchange, the “Exchange Transaction”).  The Exchange Agreement will terminate upon written notice of termination by the Issuer or the Supporting Noteholders if the Exchange Transaction has not closed on or before May 31, 2018.

For each $1,000 principal amount of Outstanding Notes exchanged pursuant to the Exchange Agreement, (i) the Reporting Persons will receive $612 in principal amount of Second Lien Notes and approximately 133.3 shares of Common Stock and (ii) all other Supporting Noteholders will receive $750 in principal amount of Second Lien Notes and approximately 83.3 shares of Common Stock. The number of shares of Common Stock issuable to the Supporting Noteholders is subject to adjustment in the event the Issuer issues or sells Common Stock in connection with the Equity Raise (as defined below) at a price less than $3.00 per share.

The Exchange Transaction is conditioned, and will be effective, upon the satisfaction of the conditions set forth in the Exchange Agreement, including: (a) the Issuer raising an additional $156,000,000 in total value, of which at least 50% must be comprised of new cash contributions from the sale of Common Stock and the remainder can be comprised from the fair market value of additional assets representing non-operating interests in oil and gas properties in the Williston Basin shale play (such transactions, the “Equity Raise”); (b) reincorporation of the Issuer in the State of Delaware; (c) the Issuer having received the requisite shareholder approvals for (i) the issuance of the Shares and (ii) the reincorporation; and (d) the Issuer obtaining the requisite consent of the lenders under the Issuer’s term loan.

In connection with and contingent upon the Exchange Transaction and the Equity Raise, TRT Holdings has delivered to the Issuer a subscription agreement relating to the purchase of an additional $10,000,000 of Common Stock, subject to certain conditions specified therein (the “Subscription Agreement”), and certain others have delivered to the Issuer subscription agreements relating to the purchase of an additional $30,000,000 of Common Stock collectively at $3.00 per share (subject to adjustment based on the pricing of the Equity Raise). After giving effect to the Exchange Transaction and the Equity Raise, the Reporting Persons will cumulatively hold approximately 25.24% of the Common Stock of the Issuer (assuming the Equity Raise is priced at $3.00 per share of Common Stock).

As a condition for certain of the Reporting Persons agreeing to participate in the Exchange Transaction and the Equity Raise, the Issuer has agreed to enter into an amended and restated letter agreement (“TRT Governance Agreement”) with the Reporting Persons. The Reporting Persons will be entitled to nominate: (a) three directors if they collectively own shares equal to (i) 20% or more of the outstanding of the outstanding Common Stock as of the closing of the Exchange Transaction (the “Closing”), (b) two directors (i) if they collectively own shares equal to 10% or more but less than 20% of the outstanding Common Stock as of the Closing or (ii) if, on or after the third anniversary of the Closing, they collectively own shares equal to 12.5% or less of the outstanding Common Stock, and (c) one director if they collectively own shares equal to 5% or more but less than 10% of the outstanding Common Stock as of the Closing. As long as the Reporting Persons have the right to nominate three directors, not less than one of those directors must be appointed to each committee of the Board (subject to the independence requirements of the NYSE American and the Securities and Exchange Commission).

Pursuant to the TRT Governance Agreement, during the period beginning on the date of the Closing and continuing until and including the annual meeting of the Issuer to be held in calendar year 2020, the Reporting Persons and Bahram Akradi are each generally prohibited from engaging in certain proxy solicitations (including regarding representation on the Board or any other proposal brought by the Issuer’s shareholders).  Additionally, if the Reporting Persons become the beneficial owner of forty percent or more of the Common Stock without approval from a committee of disinterested directors from the Board, then the Reporting Persons may not, for a period of four years, engage in certain extraordinary transactions with the Issuer, including a merger, tender or exchange offer and certain purchases of securities and assets.

Under the terms of the TRT Governance Agreement, the Issuer will enter into a registration rights agreement with the Reporting Persons at the Closing, pursuant to which the Issuer will agree to register all of the Common Stock held by the Reporting Persons at the Closing, excluding shares of Common Stock that the Reporting Persons will receive pursuant to the Exchange Transaction (which such shares of Common Stock shall be subject to a registration rights agreement entered into by all Supporting Noteholders).

The description of the Exchange Agreements, Subscription Agreement and TRT Governance Agreement set forth above does not purport to be complete and is qualified in its entirety by reference to the Exchange Agreements, Subscription Agreement and TRT Governance Agreement, copies of which are set forth hereto as Exhibits 99.1 and 99.2, respectively, and incorporated herein by reference.

Item 6.                       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented with the following:

The information set forth above in Item 4 is incorporated herein by reference.

Item 7.                       Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented with the following:

Exhibit 99.1                              Exchange Agreement

Exhibit 99.2                              Subscription Agreement, dated January 31, 2018, by and between TRT Holdings, Inc. and the Issuer

Exhibit 99.3                              TRT Governance Agreement

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned persons, such persons certify that the information set forth in this statement is true, complete and correct.

Dated as of February 5, 2018

TRT Holdings, Inc.

By:	/s/ T. Blake Rowling
	Name:	T. Blake Rowling
	Title:	President

Cresta Investments, LLC

By:	/s/ Michael G. Smith
	Name:	Michael G. Smith
	Title:	Secretary

Cresta Greenwood, LLC

By:	/s/ Michael G. Smith
	Name:	Michael G. Smith
	Title:	Vice President

/s/ Robert B. Rowling
Robert B. Rowling

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).